Reply to the Attention of:	Michael Shannon
Direct Line:	604.893.7638
Direct Fax:
Email Address:	Michael.shannon@mcmillan.ca
Our File No.:	1018399-299123
Date:	July 22, 2024

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Cheryl Brown

Dear Sirs/Mesdames:

Re: Starfighters Space, Inc.
Amendment No. 1 to Draft Offering Statement on Form 1-A
Response dated July 5, 2024
CIK No. 0001947016
Response Letter to SEC Comment on July 15, 2024

We are counsel for and write on behalf of Starfighters Space, Inc. (the "Company") in response to the Staff's letter of July 15, 2024 (the "Comment Letter") from the Division of Corporation Finance, Office of Energy & Transportation, of the United States Securities and Exchange Commission (the "Commission").

On behalf of the Company, we are furnishing to the Commission herewith, via the EDGAR system, an Amendment No. 2 to the Company's Draft Offering Statement on Form 1-A (the "Amended Draft Offering Statement") that was originally submitted on May 3, 2024 and amended on June 13, 2024.

We provide below the Company's response to the Comment Letter.  We confirm that the factual information provided herein relating to the Company has been made available to us by the Company.

Letter filed July 5, 2024 regarding Amendment No. 1 to Draft Offering Statement on Form 1-A

Commission Comment:

Risk Factors

Indemnity provisions in various agreements potentially expose us to substantial liability, page 19

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1. In your response to prior comment 1, you mention contracts with Innoveering, LLC. However, you do not address the agreements mentioned in this risk factor. Revise to disclose all material terms of the agreements containing these indemnity provisions (of apparently perpetual duration), and ensure that you file all material agreements as exhibits to the offering statement. In the alternative, please tell us why you believe the agreements with indemnity provisions are not required to be filed. See also comment 18 from our letter to you dated May 31, 2024.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the risk factor relating to indemnity provisions in certain agreements on page 18 of the Amended Draft Offering Statement to now provide as follows:

"Indemnity provisions in certain agreements potentially expose us to losses.

Our agreements with certain third parties include indemnification provisions, under which we agree to indemnify them for losses suffered or incurred as a result of damages caused by us to property or persons, which, in certain instances, may include losses related to intellectual property infringement. The terms of these indemnity provisions generally survive for a certain period of time after execution of the corresponding agreement. Any dispute with a third party with respect to such obligations could have adverse effects on our relationship with that party and any potential indemnity payment could harm our business, operating results and financial condition."

Upon further review of the Company's agreements that contain indemnity provisions, which includes the indemnity agreements with certain directors of the Company and the ordinary course agreements entered into with Innoveering LLC, the Company has determined that the previously drafted risk factor overstated the risk to the Company related to indemnities over claims of intellectual property infringement. The Company does not frequently use intellectual property of third parties in its business operations, and therefore, the risk of the Company infringing on third party intellectual property rights and being required to indemnify Innoveering, LLC for any related losses or damages is considerably low. As such, the Company has revised the risk factor to be more accurate with respect to the Company's business, its agreements, and the indemnification provisions set forth therein.

In addition, any indemnification provision with respect to intellectual property infringement would not be perpetual and would only survive for the applicable statute of limitations period in the relevant jurisdiction.

On behalf of the Company we sincerely hope and trust that the foregoing is clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer (at (604) 893-7638 or email: michael.shannon@mcmillan.ca) at any time.

On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

/s/ Michael Shannon

Michael Shannon*
for McMillan LLP

Enclosure

cc: The Company; Attention: Rick Svetkoff

*Law Corporation